UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2004            File No.    0-50880

White Knight Resources Ltd.

(Name of Registrant)

#922, 510 West Hastings Street, Vancouver, British Columbia, V6B 1L8

(Address of principal executive offices)

1.

News Release dated October 26, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

White Knight Resources Ltd.

(Registrant)

Dated: October 29, 2004	By: /s/ Megan Cameron-Jones Megan Cameron-Jones, Corporate Secretary and Director

White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com
E-Mail: info@whiteknightres.com

N E W S R E L E A S E

Financing and Property Acquisition Agreement Executed

Vancouver, British Columbia – White Knight Resources Ltd. (TSX – WKR)

October 26, 2004

White Knight Resources Ltd. (the “Company”) announces that it has entered into a Financing and Acquisition Agreement with Teck Cominco American Incorporated (“TCAI”) whereby TCAI will subscribe for a CAD$2,370,000 private placement of 1,500,000 units of the Company at CAD$1.58 per unit. Each unit consists of one common share and one share purchase warrant entitling TCAI to purchase an additional share at CAD$2.50 for a period of one year.

In addition, the Company has granted TCAI the option to earn an initial 51% interest in the Company’s Fye property located in Elko County, Nevada. The terms of the agreement provide for exploration expenditures of US$4,000,000 and cash payments of US$750,000 which must be incurred and paid to the Company’s U.S. subsidiary in annual increments prior to December 31, 2008. TCAI has made a firm commitment to incur US$500,000 in exploration expenditures by December 31, 2005. Upon TCAI vesting its 51% interest, TCAI and the Company will form a joint venture to further develop the property. When the joint venture completes the earlier of US$8.0 million in expenditures or a preliminary feasibility study, TCAI will have a one-time option to elect to earn an additional 9% interest in the property by funding and completing a feasibility study. Upon TCAI earning its additional interest and the approval of a production plan, the Company will have the option to request that TCAI arrange financing for the Company’s share of the capital costs required to develop the Fye property. If the Company exercises this option TCAI shall commit to use its best efforts to arrange or provide project debt financing for not less than 60% of projected capital costs on a limited recourse basis after technical completion. If project costs exceed the amount available for debt financing and the parties elect nonetheless to put the property into production then at the Company’s election TCAI shall also arrange or provide the Company’s share of equity financing on a subordinate loan basis at LIBOR plus 4%.

TCAI also has a right to elect to enter into an option agreement to earn an interest in the Company’s Celt property on the same terms as the Fye property. The Company has received TCAI’s election to enter into such agreement concerning the Celt property.

The above transactions are subject to the approval of the TSX Venture Exchange. On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P.Eng. Chairman

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.